Exhibit 1 6-K September 29, 2006

PACIFIC HARBOUR CAPITAL LTD.
1502- 543 Granville Street
Vancouver, B.C.
V6C 1X8
Tel: 604-697-0687
Fax: 604-697-0686

September 28, 2006	TSX Venture Exchange: PCF

PRESS RELEASE

SETTLEMENT OF LAWSUIT

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce that it has reached an agreement with respect to a lawsuit that was filed against the Company by a former legal firm used by previous management of the Company. Former management of the Company had purchased the debts of this legal firm and asserted a claim against the Company.

In consideration of payment in the amount of $27,641.91 by the Company to Cartier Projects Ltd. and Cartier Townhouses Ltd. all actions with respect to this matter were dismissed and mutual releases were provided by each party. In conjunction with this release the Company also discontinued it’s lawsuit against former management for breach of contract.

It is understood and agreed the above said payment is not deemed to be an admission of liability on the part of either party.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello
President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.